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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Westaff, Inc.
(Name of Issuer)
Common stock, $0.01 per share
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
W. Robert Stover
298 North Wiget Lane
Walnut Creek, California 94598
(925) 930-5337

Copy to:

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
(650) 849-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,304,082(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,304,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,304,082(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.95%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 3,246,536 shares of common stock of Westaff, Inc. held by the Stover Revocable Trust dated November 16, 1998, as amended, and 3,057,546 shares of common stock of Westaff, Inc. held by the Stover 1999 Charitable Remainder Unitrust dated 4/21/99.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,246,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,246,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,246,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.55%(1)

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,057,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,057,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,057,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: The Stover Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		40,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Amy Stover-Newton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		105,560

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,560

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		541,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		541,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	541,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		573,435

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		573,435

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	573,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		136,468(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		136,468(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.82%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) US Bank, N.A., Co-Trustee of the Susan J. Stover GST Irrevocable Trust, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by the Susan J. Stover GST Irrevocable Trust.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover, as Co-Trustee of The Stephen R. Stover Irrevocable Trust as amended 3/28/96

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,211(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,211(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) AST Capital Trust, Co-Trustee of the Stephen R. Stover Irrevocable Trust as amended 3/28/96, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by The Stephen R. Stover Irrevocable Trust as amended 3/28/96.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Waynesburg College

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		105,356

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,356

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Presbyterian Lay Committee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,540

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

INTRODUCTION
This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on March 13, 2007 and amended on March 15, 2007 (the “Schedule 13D”) by the Stover Revocable Trust dated November 16, 1988, as amended, the Stover Foundation, the Stover 1999 Charitable Remainder Unitrust dated 4/21/99, Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust, the Stephen R. Stover Irrevocable Trust as amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc. (collectively, the “Reporting Persons”) relates to the common stock, par value $0.01, of Westaff, Inc. Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D.
This Amendment hereby amends the Schedule 13D as follows:
     The first paragraph in the Introduction of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed in connection with the Stock Purchase Agreement (the “Original Purchase Agreement”), dated as of February 28, 2007 as amended by the Amendment Agreement dated as of March 30, 2007 (the“Amendment,” and together with the Original Purchase Agreement the “Purchase Agreement”), among W. Robert Stover (“Mr. Stover”), the Stover Revocable Trust dated November 16, 1988, as amended (the “1998 Trust”), the Stover Foundation (the “Foundation”), the Stover 1999 Charitable Remainder Unitrust dated 4/21/99, (the “1999 Trust”), Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust (the “GST Trust”), the Stephen R. Stover Irrevocable Trust as Amended 3/28/96 (the “1996 Trust”), Waynesburg College and Presbyterian Lay Committee, Inc. (the “Committee”) (collectively, the “Stockholders”) and DelStaff, LLC, a Delaware limited liability company (“DelStaff”).
     The last paragraph in the Introduction of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and Exhibit 99.4 and incorporated in its entirety herein by reference.
     The second paragraph in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     Pursuant to the Purchase Agreement, DelStaff has the right to require the Stockholders to repurchase all (but not less than all) of the Sold Shares, in proportion to their respective interests therein as of immediately prior to the Closing Date (the “Put Option”), if all of the following (referred to herein as the “Representation Event”) do not occur on or before October 30, 2007 (as such date may be (i) extended by DelStaff in its sole discretion for up to two consecutive six-month periods, provided DelStaff is in compliance in all material respects with the provisions of the Purchase Agreement, and (ii) further extended by written agreement of the parties to the Purchase Agreement) (such date, as so extended, being referred to herein as the “Outside Date”):
•	the Issuer amends its bylaws to increase the number of directors comprising the Board of Directors of the Issuer (the “Board”) from five to nine or such larger number as may be necessary to permit DelStaff’s director nominees to constitute a majority of the Board (including Michael Willis, who will be proposed for election as Chairman of the Board following the election of such nominees) and fill the newly created directorships with DelStaff’s nominees (the certificate of incorporation of the Issuer requires that stockholder amendments to the Issuer’s bylaws be approved by the affirmative vote of at least 51% of the combined voting power of all shares of the Issuer entitled to vote generally in the election of directors, voting together as a single class);

•	DelStaff’s nominees are duly elected to, and constitute a majority of, the Board; and

•	the Issuer (if applicable) files with the SEC and delivered to its stockholders an information statement on Schedule 14F-1 in respect of such nomination and election, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.
     The fifth paragraph in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     As mentioned in the Introduction, the summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and Exhibit 99.4 and incorporated in its entirety in this Item 4 by reference.
     The seventh paragraph in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The summary of the Letter Agreement is qualified in its entirety by the full text of the Letter Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.3 and incorporated in its entirety in this Item 4 by reference.
The last paragraph in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     On February 28, 2007, W. Robert Stover (“Stover”), the Chairman of the Board of Directors of the Issuer, took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to (i) call in writing a special meeting of stockholders of the Issuer to be held on Wednesday, May 30, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Stockholders Meeting”), (ii) call in writing a special meeting of the Board of Directors of the Issuer (the “Board”) to be held on Wednesday, April 4, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Board Meeting”), and (iii) deliver written notice of the Board Meeting to the members of the Board. On March 30, 2007, Stover postponed the Stockholders Meeting called for in his notice until Friday, June 29, 2007 and the Board Meeting called for in his notice until Friday, May 4, 2007, in accordance with the relevant provisions of the certificate of incorporation and the bylaws of the Issuer. The written call of the Stockholders Meeting made by Mr. Stover provides that the current purposes of the Stockholders Meeting are to (i) amend the bylaws of the Company to increase the number of directors from five to nine (or such larger number as may be necessary to permit the persons nominated by DelStaff, LLC, a Delaware limited liability company (“DelStaff”), to constitute a majority of the members of the Board), (ii) elect DelStaff’s nominees to fill such newly created directorships, (iii) amend the certificate of incorporation of the Issuer to permit a stockholder that owns 20% or more of the outstanding shares of the Issuer’s common stock to call a special meeting of the stockholders, and (iv) to transact such other business as may properly come before the Stockholders Meeting or any adjournment or adjournments thereof. The written call of the Board Meeting made by Mr. Stover provides that the current purposes of the Board Meeting are to (i) set the record date for the Stockholders Meeting, (ii) approve the Issuer’s notice of the Stockholders Meeting, (iii) determine the size of each of the three classes of directors of the Board to account for the newly created directorships proposed to be created at the Stockholders Meeting, and (iv) take other actions as may be necessary or desirable in furtherance of the foregoing purposes.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, dated as of March 12, 2007, among the Reporting Persons and DelStaff.*

99.2	Stock Purchase Agreement, dated as February 28, 2007, among the Stockholders and DelStaff.*

99.3	Letter Agreement, dated as of February 28, 2007, between W. Robert Stover and DelStaff.*

99.4	Amendment Agreement, dated as of March 30, 2007, among the Stockholders and DelStaff.

*	Previously filed

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ W. Robert Stover
W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

/s/ Joan C. Stover
Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended

/s/ Parker T. Williamson
Parker T. Williamson, as Co-Trustee of the Stover
1999 Charitable Remainder Unitrust dated 4/21/99

THE STOVER FOUNDATION
By:	/s/ W. Robert Stover
	Name:	W. Robert Stover
	Title:	Vice President, Treasurer and Director

/s/ Amy Stover-Newton
Amy Stover-Newton

/s/ Stephen R. Stover
Stephen R. Stover

/s/ Stephen R. Stover
Stephen R. Stover, as Co-Trustee of the Steven R. Stover
Irrevocable Trust as Amended 3/28/96

/s/ Susan J. Stover
Susan J. Stover

/s/ Susan J. Stover
Susan J. Stover, as Co-Trustee of the Susan J. Stover
GST Irrevocable Trust

WAYNESBURG COLLEGE
By:	/s/ Roy Barnhart
Roy Barnhart
Vice President, Business and Finance

PRESBYTERIAN LAY COMMITTEE, INC.
By:	/s/ Stephen G. Brown
Stephen G. Brown
Chief Executive Officer